

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2017

Paul A. Romano
Vice President and Chief Financial Officer
Atlas Financial Holdings, Inc.
953 American Lane, 3rd Floor
Schaumburg, IL 60173

> **Re: Atlas Financial Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **File No. 001-35816**

Dear Mr. Romano:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements
14. Share Capital, page 99

1. In 2016, you redeemed or cancelled outstanding preferred shares previously issued as contingent consideration under the Gateway and Anchor acquisitions,resulting in "expense recovery" income of $6.3 million. However, guidance in ASC 805-30-35-1 states that except for measurement period adjustments, subsequent settlement of contingent consideration classified as equity shall be accounted for within equity, and guidance in ASC 805-10-25-14 limits the measurement period to one year after the acquisition date. Please explain the apparent inconsistency between this guidance and your accounting treatment for these settlements and refer us to the technical guidance upon which you relied.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.

                                                  Division of Corporation Finance
                                                  Office of Healthcare & Insurance